

Mail Stop 3561

June 16, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.
Santa Rosa 76
Santiago, Chile

      Re: **Enersis Américas S.A.**
              Registration Statement on Form F-4
              Filed May 17, 2016
              File No. 333-211405
              Form 20-F for Fiscal Year Ended December 31, 2015
              File No. 001-12440
              Filed May 2, 2016

Dear Mr. D'Agnese:

We have reviewed your registration statement and your filing on Form 20-F for fiscal year ended December 31, 2015, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to the registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 20-F, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1. Please provide us with your analysis as to the applicability of Rule 13e-3 of the Exchange Act to the exchange offer and the tender offer.

Questions and Answers about the Merger

Q. Do I have appraisal rights?, page 6

2. Here and elsewhere throughout the prospectus as appropriate, please briefly disclose the cash tender offer you plan to conduct for all of the shares of Endesa Américas.

3. Please disclose that ADS holders that wish to exercise withdrawal rights must cancel their ADSs and become registered shareholders of Enersis Américas or Endesa Américas, respectively, prior to the Chilean record date for the extraordinary shareholders' meetings.

Incorporation of Certain Information by Reference, page 9

4. Please incorporate by reference the document required by Item 11(a)(3) of Form F-4.

Forward-Looking Statements, page 12

5. The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Risk Factors

Risks Related to the Merger, page 25

6. Please add a risk factor discussing the risk that the price Endesa Américas shareholders will receive upon exercise of their withdrawal rights may be insufficient, as discussed on page 59. In this regard, we note your disclosure on page 94 regarding factors on which the tender offer is contingent. Please refer to Item 3 of Form F-4 and Item 503 of Regulation S-K.

7. Please include a risk factor discussing the risks associated with the fact that you have not entered into a merger agreement with Endesa Americas in connection with the proposed merger. Please refer to Item 3 of Form F-4 and Item 503 of Regulation S-K.

Background of the Merger, page 52

8. To the extent other strategic alternatives or business combination were considered other than separating the assets in Chile from the assets in Argentina, Brazil Colombia, and

Peru, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued.

9. We note your disclosure that on July 27, 2015 the Boards of Directors of Enersis Americas and Endesa Chile resolved that the respective Directors' Committees would issue a specific declaration regarding the Reorganization. Please disclose when these committees were formed and the scope of the committees' responsibilities with respect to the proposed transaction. Please also disclose whether any members of the committees were deemed to have an interest in the Merger under Article 147 of the Chilean Companies Act.

10. Please provide the information required by Item 1015(b) of Regulation M-A for the analyses, reports, or appraisals from the financial advisors and independent appraisers considered by the Boards of Directors throughout the negotiations. Please refer to Item 4(b) of Form F-4.

11. We note your disclosure on page 55 regarding the financial projections provided to the independent appraisers engaged by Enersis Americas, Endesa Chile and Chilectra and that these projections were utilized in providing estimated merger exchange ratios. Please disclose the projections used in developing estimated merger exchange ratios.

12. Please briefly elaborate upon the conflicts of interest with Enel Green Power referenced on page 58 and disclose whether the referenced conflicts of interest somehow relate to the November 2015 Enel Letter in which Enel stated it will negotiate an agreement with Endesa Chile regarding the development of joint renewable projects in Chile.

13. Please elaborate on the reasons that Mr. Fernandéz dissented from the resolution regarding the proposed merger ratios and the Tax Indemnification Agreement. Please provide us with the Directors' Committee reports referenced on page 57.

14. We note your reference on page 60 to the legal opinions received which opine that the commitments contained in the November 2015 Enel Letter are binding upon Enel under Italian Law. Please provide the information required by Item 1015(b) of Regulation M-A for these opinions, or tell us why you do not believe you are required to do so. Please refer to Item 4(b) of Form F-4.

15. Please disclose the factors considered by the Enersis Américas Board of Directors prior to increasing the proposed tender offer price from Ch$236 to Ch$285 and raising the withdrawal rights limits. Additionally, we note your disclosure that you raised the withdrawal rights limit "at the request of the minority shareholders and the transaction was contingent on their approval." Please tell us whether you discussed the Reorganization with specific minority shareholders and explain their role in negotiating the transaction. Please also provide additional disclosure about how the transaction was contingent on their approval.

16. Please tell us whether the condition in Enersis Americas' bylaws that no shareholder own more than 65% of the company will affect the number shares accepted for tender in the tender offer.

17. We note your disclosure on page 62 that the Santiago Court of Appeals reversed the SVS decision, ruling that the Merger is a related-party transaction. Here or in another appropriate section, please discuss how this decision impacted the Boards' analysis of the merger and related transactions following the decision.

Exhibit 5.1

18. We note counsel's statement that "[t]his opinion may be relied upon by U.S. Securities and Exchange Commission only in connection to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. Furthermore, this opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose without, in each instance, our prior written consent." This appears to be an impermissible limitation of reliance by counsel. Please have counsel revise its opinion to clarify that investors are entitled to rely on its opinion for this transaction without limitation.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2015

C. Organizational Structure, page 104

19. We note that neither the Cemsa (Argentina) heading on page 106 nor the Edegel (Peru) heading on page 107 is marked with an asterisk indicating that you consolidate such entities. Your disclosures throughout your filing suggest you consolidate both entities. If so, please revise your headings accordingly. If not, please revise your other disclosures that suggest such entities are consolidated.

Local Currency Exchange Rate, page 122

20. We note you have a significant amount of foreign currency translation losses per page F-11 for 2015. Given the magnitude of such losses, please discuss the principle conditions that gave rise to such adjustments including an identification of the country(s) to which the majority of the adjustment relates. Please also indicate why a decline in a translated currency would not increase translation losses.

e. Critical Accounting Policies

Impairment of Long-Lived Assets, page 124

21. Based on the impairment table on page F-137, we note that you recorded an insignificant amount of impairment during fiscal 2015 related to your property, plant and equipment

and intangible assets other than goodwill. Please tell us how you determined there were no material long-lived asset impairments during 2015, particularly for those assets related to your operations in Brazil and Argentina. Please quantify for us the carrying value of long-lived assets tested for impairment during fiscal 2015 between those assets that generated cash flows independently versus assets that were evaluated as part of a cash generating unit (CGU) and identify the CGU(s) for assets tested. Please advise whether this evaluation was done independently of any goodwill impairment analysis. If done as part of your goodwill analysis for a given CGU, please explain why the CGU was the smallest identifiable group of assets that generated independent cash inflows. Lastly, provide us with the testing date(s) and a comparison of the respective carrying and recoverable amounts, as well as the reason you evaluate indications of asset impairment "principally at year-end" as opposed to when such indications occurred. We may have further comment.

22. Please advise in detail whether the disclosure requirements of paragraph 134(f) of IAS 36 have been met. If a reasonably possible change in a key assumption used in the determination of recoverable amount would not cause any of your CGU carrying amount(s) to exceed the recoverable amount, then a statement indicating this fact should be provided under this heading along with a language providing some assurance that the CGU's have recoverable amounts that are substantially in excess of their carrying values. In this regard, please specifically provide your recoverability analysis of the CGU for Ampla Energia e Servicos, S.A.

Income Taxes, page 134

23. We are unclear as to why the effective tax rate increased in part due to "higher taxes due to the devaluation of the Chilean peso in terms of the U.S. dollar." Please explain this statement in detail. Please also advise how this situation is reflected in the income tax statutory to effective rate reconciliation presented in Note 34 on page F-140.

24. We note on page F-140 that there is a tax effect of rates applied in other countries that creates a difference between the statutory and effective tax rate. To the extent material, please revise your discussion to separately discuss the reasons for fluctuations in the effective tax rates related to each country in which you operate and consider quantifying the impact of each country on the overall effective tax rate. If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results. If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

B. Liquidity and Capital Resources, page 153

25. We note your disclosure on page 21 that Brazil is a country in which you operate with a "high refinancing risk" and your disclosure on page 161 where you suggest that "liquidity shortfalls" in Brazil may impact your "ability to satisfy material obligations." Please expand on the liquidity risks of your Brazilian operations. Provide an enhanced discussion and analysis of any known trends and uncertainties and separately evaluate your ability to satisfy cash requirements over both the short and long term. Disclose the potential ramifications of not being able to refinance and/or repay your debt.

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3

26. We note that the principal auditor's report on internal control over financial reporting ("ICFR") quantifies the total assets, total revenues and other operating income, and total income (losses) after tax from discontinued operations of subsidiaries excluded from their ICFR assessment. Please tell us why these percentages do not agree with the percentages included in the principal auditor's audit report relating to 2015. In doing so, please provide a diagram or other pictorial representation, along with a narrative explanation, identifying the underlying Enersis Americas entities that were subject to audit of the financial statements versus those entities subject to audit of ICFR for 2015. Please also clarify if the principal auditor did not audit ICFR for certain subsidiaries whose financial statements it audited and confirm whether KPMG audited the ICFR of Endesa-Chile in its entirety.

Report of Independent Registered Public Accounting Firm, page F-5

27. Please address the following comments related to the audit reports provided in your filing:

- We note that the KPMG audit report indicates that they did not audit "certain subsidiaries" of Endesa-Chile. Based on the current wording of the principal auditor and KPMG audit reports, we are unable to confirm that all subsidiaries included in the financial statements have been audited. Accordingly, please have KPMG revise its report to name the subsidiary financial statements that they did not audit.

- We note that KPMG's audit report indicates that other auditors audited the financial statements "prepared in accordance with the local statutory accounting basis" and that KPMG audited the necessary IFRS conversion adjustments. The principal auditor's report suggests that they audited the local statutory financial statements of Emgesa, Endesa-Argentina, and Enel-Brasil but is silent on responsibility for the conversion adjustments of those entities. Please advise whether the principal auditor is taking any responsibility for audit of the conversion adjustments relating to Emgesa, Endesa-Argentina, and Enel-Brasil. If they are not taking responsibility, please explain why no reference to the conversion adjustments has been made in the principal auditor's opinion. Assuming KPMG was the sole auditor of the conversion adjustments of Endesa-Chile, but did not audit the underlying financial statements of Emgesa, Endesa-Argentina, and Enel-Brasil, please explain in detail how KPMG would have sufficient familiarity with the statutory financial statements of such entities to be able to audit only the conversion adjustments relating to those entities. We may have further substantive comment.

- Your principal auditor's report states that amounts included in Endesa-Chile's consolidated financial statements relating to Emgesa, Endesa-Argentina and Enel-Brasil were subjected to audit procedures "in the context of the consolidated financial statements of Enersis Americas, taken as a whole." Please explain what this quoted portion of their report is intended to convey. If it is meant to indicate that the materiality levels for the audits of Emgesa, Endesa-Argentina and Enel-Brasil were assessed in relation to Enersis Amercas, SA, please tell us how KPMG was able to rely on audits of another auditor that presumably used a different materiality standard than was used for Endesa-Chile. If the three entities were audited on an individual basis, please confirm and explain the reason for the above qualifying materiality wording contained in the principal auditor's opinion.

Consolidated Statements of Cash Flows, Direct, page F-14

28. Please tell us the material components of the "Other payments for operating activities" line item. To the extent that any items are material to net cash flows from operating activities, separately present such items on the face of your statement.

Notes to the Consolidated Financial Statements

2.4.2 Consolidated companies with an ownership interest of less than 50%, page F-25

29. We note that you consolidate Codensa and Emgesa even though you own less than a 50% equity interest in each entity. Your disclosures on pages 107, 108, and 118 indicate that you consolidate both subsidiaries since you own greater than 50% of the voting rights in such entities and have the right to appoint a majority of Board members through shareholder agreements. Given that Codensa and Emgesa have a single shareholder that owns greater than a 50% equity interest in such entities, please clarify how you determined the rights held by such majority shareholders were not substantive rights that would preclude consolidation. See paragraph B25 of IFRS 10. In doing so, explain to us the nature and purpose of your shareholder agreements and clarify how decisions are made regarding the entities' relevant activities. For example, explain if relevant activity decisions are made based upon majority Board approval, unanimous Board approval, or some other approval threshold. Also explain to us the nature of any substantive rights held by the majority owners. Considering your disclosures throughout the filing indicate that you own a 37.7% beneficial economic interest in Emgesa, clarify why your

disclosures on page F-25 indicate you have a 48.48% equity interest. In this regard, please provide us a table that summarizes the equity and beneficial interests owned and voting rights held by each of the Enersis Americas-related affiliates for Codensa and Emgesa. Please also advise the significance of the portion of the statement on page 118 that indicates "[a]lthough Endesa Chile owns less than 50% of the equity interest and voting rights of Emgesa…."

3. Accounting Policies Applied

a) Property, plant and equipment, page F-27

30. We note your disclosure on page F-28 that you have five concessions expiring within the next 16 years. Although you indicate that property, plant and equipment ("PPE") pertaining to these concessions are amortized over their economic life or the concession term, whichever is shorter, you indicate that such policy applies "when the economic benefit from the asset is limited to its use during the concession term." Please clarify in sufficient detail how you determine whether or not the use of PPE is limited to the concession term. An example may be helpful in illustrating a typical concession contract in which PPE does not revert to the grantor. For PPE amortization not limited to concession terms, please explain to us how you determined the lives of such assets. For the five aforementioned concessions, quantify for us the amount of PPE being amortized over the remaining concession terms versus the amount of PPE being amortized over the asset lives. For the latter group, please provide us with the weighted average remaining useful lives of such assets.

d.1) Concessions, page F-30

31. Please provide a representative example of the accounting entries associated with a concession agreement that is recognized accordance with IFRIC 12. Please also include a narrative explanation of the debits and credits at each step of the concession agreement from inception to termination. If applicable, please ensure your explanation addresses the creation and change in the available-for-sale asset recorded as part of the transaction.

32. Please tell us if you are amortizing the Ampla and Coelce concession intangible assets over their remaining 11 and 12 year remaining terms or some other timeframe. If you are amortizing the intangibles over a longer timeframe, please explain the reasons for your determination of amortization period(s).

4. Sector Regulation and Electricity System Operations

Argentina, page F-51

33. We note that your disclosures on pages 67 and F-52 reference "funds" and "loans" received from CAMMESA. Please tell us where you have classified activity related to all

such funds and loans received from and paid to CAMMESA on your statements of cash flows. Please quantify for us the amounts paid and received for each period presented and segregate the amounts by nature of the cash flows. To the extent such amounts advanced are loans, tell us the repayment terms related to all funding received and explain whether you offset any payables and receivables with CAMMESA. In this regard, please supplementally explain the nature of LVFVD that were issued in favor of Edesur for accounts receivable discussed on page F-120 and how they served as part-payment for the debt of Edesur. Tell us whether such issuance is reflected on your statements of cash flows and whether the issuance and acceptance of these LVFVD represented actual cash flows. We may have further comment.

9. Other Financial Assets, page F-69

34. Please provide us with a roll-forward of your available-for-sale financial investments balance- IFRIC 12 from 2014 to 2015. In providing the detail of the change, please tell us how the change in balance was reflected in the financial statements citing your basis for inclusion of such items within income as opposed to other comprehensive income under paragraph 55(b) of IAS 39. Please also provide us the accounting entries that resulted in creation of the financial investment balance-IFRIC 12. Lastly, please explain to us in detail the nature of each of the adjustments discussed in footnote (1) on page F-138, including how they were calculated. If applicable, please correlate your explanation of these adjustments with the previously requested accounting for such concession contracts.

10. Trade and Other Receivables, page F-70

35. We have reviewed the rollforward of your allowance for impairment of trade receivables on page F-71 and have the following comments:

- Clarify why write-offs increased, as opposed to decreased, the allowance during fiscal 2015.

- Explain to us the nature of the Ch$148 billion "Other" adjustment recorded during fiscal 2015. In doing so, tell us where the debit side of this adjustment was recorded.

27. Revenue and Other Income, page F-135

36. Based on your disclosures in Notes 27 and 28 and the concessions intangible rollforward on page F-84, it appears you recorded revenues and offsetting costs from construction contracts, as well as an intangible asset of ThCh$231 million, related to your concession agreements for 2015. Please explain to us how you determined the amount of consideration applicable to such construction services. Also tell us how you determined the consideration received for such construction services should be allocated to an intangible asset as opposed to a financial asset or a combination of the two under IFRIC

12. Finally, please provide us the entries to record the revenues, costs and the addition to concessions.

33. Financial Results, page F-138

37. Based on your page 133 disclosures, we note that you recorded the Ch$84.5 billion forgiveness of Mitsubishi debt and interest within income. Since you indicate in footnote (2) of this note that capital repayments were rescheduled, suggesting that the debt was modified, please explain to us why the full amount of forgiven debt was reflected within income and not accounted for pursuant to paragraphs 39-42 of IAS 39.

35. Information by Segment, page F-141

38. Please provide the disclosures required by paragraph 22(aa) of IFRS 8. For example, specify if your operating segments represent each of the "business segments" listed in the table on page 34.

36.5 Other Information

Central Costanera S.A., page F-169

39. We note your discussion of the Vuelta de Obligado ("VOSA") thermal plant on pages F-170 and F-139, including your recognition of income "for the effects of the dollarization of the receivables." Please explain to us in plain English what "dollarization" of receivables means and why you recorded Ch$141.6 billion of foreign currency exchange gains and Ch$57.1 billion of accrued interest within income. Tell us the IFRS guidance you used in determining your accounting.

Edesur S.A., page F-172

40. Please address the following comments regarding Resolution No. 32/2015:

- We note that the Resolution resulted in incremental fiscal 2015 revenues of approximately Ch$351 billion, consisting of three individual components approximating Ch$265 billion, Ch$34 billion, and Ch$52 billion. Explain to us in plain English the nature of each of these revenue components and tell us the authoritative accounting guidance you utilized to support your accounting treatment.

- When describing the statement of comprehensive income classification of the three revenue components discussed above, we note that you refer to "line items" that do not appear on the face of this statement, such as "Other income Res. SE No 32/2015." Explain to us nature of the "line items" discussed on page F-170 and revise your disclosures for clarity.

- Reconcile for us the Ch$265 billion and Ch$52 billion revenue component amounts presented on page F-170 to the respective Ch$306 billion and Ch$12 billion Resolution No. 32/2015 revenue components discussed on page 128. Explain why the respective amounts do not agree.

41. We note that you recorded financial income of approximately Ch$27 billion as a result of Note No 1,208. Please explain to us why this adjustment was necessary and how you determined your accounting treatment. In doing so, summarize the purpose and key terms of Note No 1,208 and tell us the authoritative accounting guidance you utilized to support your accounting treatment.

38. Sanctions, page F-175

42. Although this footnote spans nearly 20 pages, the majority of the items discussed do not appear material to the consolidated financial statements. Please tell us why you believe such disclosure is pertinent to your financial statements and required. If such information is deemed required disclosure, please consider providing a table or discussion that summarizes, either in total or by subsidiary, the total amount of sanctions assessed, paid, and accrued.

Appendix 4: Supplementary Information Related to Assets and Liabilities Held for Distribution to Owners and Results From Discontinued Operations, page F-207

43. Please tell us the purpose of the information included in this appendix and why certain information does not agree to the face of your consolidated financial statements. As an example, operating income in the Enersis America column on page F-209 and total assets in the discontinued operations and Enersis Chile columns on page F-207 do not agree the corresponding amounts on the face of your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at 202-551-3254 or Jim Allegretto, Senior Assistant Chief Accountant at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products